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                        June 3, 2024

       Fangfei Liu
       Chief Financial Officer
       Baijiayun Group Ltd.
       24F, A1 South Building, No. 32 Fengzhan Road
       Yuhuatai District, Nanjing 210000
       The People's Republic of China

                                                        Re: Baijiayun Group
Ltd.
                                                            Form 20-F for the
fiscal year ended June 30, 2023
                                                            File No. 001-33176

       Dear Fangfei Liu:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Technology